SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                FOR THE MONTH OF
                                  JANUARY 2008

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)

                 7 GIBOREI ISRAEL STREET, NETANYA 42504, ISRAEL
                     (Address of Principal Executive Office)

     INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(1): [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(7): [_]

     INDICATE BY CHECK MARK WHETHER BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM, THE REGISTRANT IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               YES [_]     NO [X]

     IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12G3-2(B): 82-__________

     THIS FORM 6-K IS BEING INCORPORATED BY REFERENCE INTO THE REGISTRANT'S FORM F-3 REGISTRATION STATEMENTS FILE NOS. 333-12074, 333-115598, 333-117954, AND
333-127491 AND FORM S-8 REGISTRATION STATEMENT FILE NO. 333-111437.


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                         RADA ELECTRONIC INDUSTRIES LTD.

6-K Items

1. Press Release re RADA Electronic Industries Ltd. Signs a $1.6 Million Agreement With a Strategic Customer for the Production of its Digital Video Recorder


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                                                                          ITEM 1

PRESS RELEASE                             Source: Rada Electronic Industries Ltd

RADA SIGNS A $1.6 MILLION AGREEMENT WITH A STRATEGIC CUSTOMER FOR THE PRODUCTION OF ITS DIGITAL VIDEO RECORDER

Wednesday January 9, 10:30 am ET

NETANYA, Israel, January 9 /PRNewswire-FirstCall/ - Electronic Industries Ltd. (NASDAQ: RADA - NEWS) announced today that it has signed an agreement with a strategic customer to transfer on a non-exclusive basis the production capabilities for its digital video recorder (DVR).

The DVR is one of RADA's largest selling products worldwide and has been in production for several years.

The agreement is divided into phases. The initial phase, which is valued at approximately $1.6 million, is for the delivery of test equipment and training in connection with the establishment by the strategic customer of the production infrastructure for the product and for some integration efforts.

RADA expects to receive approximately $3 million in orders for DVR units in 2008 from the strategic customer in addition to payments for the first phase, and believes that the contract has the potential to generate approximately $9 million in revenues over the period 2009 through 2014 for the sale of parts, components, sub-assemblies and ground debriefing systems

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries. The Company specializes in Avionics systems (Digital Video Recorders, Ground Debriefing Stations, Stores Management Systems, Flight Data Recorders, Inertial Navigation Systems), Trainers Upgrades, Avionics systems for the UAV market, and Optronics (cameras for airplanes and armored vehicles).

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

    Company Contact:
    Dubi Sella (V.P Marketing & Sales)
    Tel: +972-9-892-1111
    mrkt@rada.com


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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 Rada Electronic Industries Ltd.
                                                 (Registrant)


                                                 By: /s/ Herzle Bodinger
                                                 -----------------------
                                                 Herzle Bodinger
                                                 President and Chairman


Date: January 10, 2008